Filed by Alcoa Inc.
Pursuant to Rule 425
under the Securities Act of 1933

Subject Company: Alcan Inc.
Commission File No:
001-03677

This document is important and requires your immediate attention. If you have any questions as to how to deal with it, you are encouraged to consult your investment dealer, stockbroker, bank manager, accountant, lawyer or other professional advisor. The Offer has not been approved or disapproved by any securities regulatory authority in Canada or the U.S. nor has any securities regulatory authority expressed an opinion about, or passed upon the fairness or merits of, the Offer, the securities offered pursuant to the Offer or the adequacy of the information contained in this document. Any representation to the contrary is unlawful.

July 9, 2007

NOTICE OF EXTENSION

by

ALCOA HOLDCO CANADA ULC,

a wholly owned subsidiary of Alcoa Inc.,

and

of their

Offer to Purchase

all of the outstanding Common Shares

of

ALCAN INC.

for

U.S.$58.60 Net Per Share in Cash

plus

0.4108 of a Share of Common Stock of Alcoa Inc.

subject to the procedures and limitations described in the offer to purchase and the related letter of transmittal

Alcoa Inc., a Pennsylvania corporation (“Alcoa”), and Alcoa Holdco Canada ULC, an unlimited liability company organized under the laws of the Province of Nova Scotia, Canada, and a wholly owned subsidiary of Alcoa (“Alcoa Holdco Canada” and, together with Alcoa, the “Offerors”), hereby give notice that they are amending their offer to purchase each issued and outstanding common share of Alcan Inc. (“Alcan”), together with the associated rights (the “Alcan Rights”) (and, together with the common shares of Alcan, the “Alcan Common Shares”) issued and outstanding under Alcan’s Shareholder Rights Agreement (the “Shareholder Rights Agreement”), dated May 7, 2007, as amended (such offer, the “Original Offer”), in order to extend the expiration time of the Original Offer to 5:00 p.m., Eastern Daylight Saving Time, on August 10, 2007 as described below.

THE OFFER HAS BEEN EXTENDED AND IS NOW OPEN FOR ACCEPTANCE UNTIL 5:00 P.M., EASTERN DAYLIGHT SAVING TIME, ON AUGUST 10, 2007, UNLESS FURTHER EXTENDED OR WITHDRAWN BY THE OFFERORS.

This Notice of Extension should be read in conjunction with the Original Offer, including the accompanying Circular (collectively, the “Offer and Circular”) and the related Letter of Transmittal and Notice of Guaranteed Delivery. Except as otherwise set forth herein, the information, terms and conditions previously set forth in the Offer and Circular and the related Letter of Transmittal and Notice of Guaranteed Delivery remain unchanged and continue to be applicable in all respects. Unless the context requires otherwise, capitalized terms used herein but not defined herein have the respective meanings set out in the Offer and Circular.

Unless the context requires otherwise, all references to the “Offer” mean the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, as amended and supplemented by this Notice of Extension.

The dealer managers for the Offer are:

In Canada:	In the U.S.:

Toll Free: (866) 638-5886 BMO Nesbitt Burns Inc.	Citigroup Global Markets Inc. Toll Free: (800) 956-2133	Goldman, Sachs & Co. Toll Free: (800) 323-5678

Shareholders who have validly deposited and not withdrawn their Alcan Common Shares need take no further action to accept the Offer. Any Alcan shareholder desiring to deposit all or any portion of such Alcan shareholder’s Alcan Common Shares under the Offer should either (i) complete and sign the Letter of Transmittal (printed on green paper) that accompanied the Offer and Circular, or a manually signed facsimile copy thereof, in accordance with the instructions in the Letter of Transmittal and mail or deliver it together with the certificate(s) evidencing deposited Alcan Common Shares, and any other required documents, to Computershare Investor Services Inc. (the “Depositary”) at any of its offices specified in the Letter of Transmittal, (ii) deposit such Alcan Common Shares pursuant to the procedures for book-entry transfer set forth in the section of the Offer entitled “Offer — Manner of Acceptance,” or (iii) request such Alcan shareholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such Alcan shareholder. Any Alcan shareholder whose Alcan Common Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such Alcan shareholder desires to deposit such Alcan Common Shares in the Offer.

If an Alcan shareholder desires to deposit Alcan Common Shares pursuant to the Offer and (i) the certificates evidencing such Alcan Common Shares, and/or the Rights Certificates (as defined below) representing the Alcan Rights associated therewith, if applicable, are not immediately available, (ii) such shareholder cannot deliver the certificates and all other required documents to the Depositary before the expiration time, (iii) such shareholder cannot comply with the procedures for book-entry transfer on a timely basis, or (iv) the Separation Time (as defined under the section of the Offer entitled “Offer — Shareholder Rights Agreement”) has occurred before the expiration time but Rights Certificates have not been distributed to Alcan shareholders before the expiration time, such Alcan Common Shares may nevertheless be validly deposited under the Offer in compliance with the procedures for guaranteed delivery using the Notice of Guaranteed Delivery (printed on yellow paper) that accompanied the Offer and Circular. See the section of the Offer entitled “Offer — Manner of Acceptance.”

All payments will be made in U.S. dollars, unless the Alcan shareholder elects to receive payment in Canadian dollars by checking the appropriate box in the Letter of Transmittal and, if applicable, the Notice of Guaranteed Delivery. The amount payable in Canadian dollars will be based on the Bank of Canada Noon Rate on the business day immediately preceding the date of delivery of such payment to the Depositary.

Questions or requests for assistance may be directed to the Information Agent at its address and telephone numbers, or any of the Dealer Managers at their telephone numbers, in each case, as set forth on the back cover of this Notice of Extension. Requests for additional copies of this Notice of Extension, the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent, and copies will be furnished promptly at Alcoa’s expense. Alcan shareholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

The Offerors have not authorized anyone to provide any information or make any representation about the Offerors or their respective affiliates that is different from, or in addition to, the information and representations contained in this Notice of Extension, the Offer and Circular or in any materials regarding the Offerors or their respective affiliates accompanying the Offer and Circular or incorporated by reference therein. Alcan shareholders should not rely on any information or any representations regarding the Offerors or their respective affiliates not contained in this Notice of Extension, the Offer and Circular or in the documents accompanying the Offer and Circular.

While the Offer is being made to all holders of Alcan Common Shares, the Offer does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offerors may, in their sole discretion, take such action as they may deem necessary to make the Offer in any such jurisdiction. Any holder of Alcan Common Shares in a jurisdiction in which such an offer or solicitation is unlawful may collect copies of this Notice of Extension, the Offer and Circular and related documents at the offices of the Depositary set forth on the back cover of this Notice of Extension.

The information contained in this document speaks only as of the date of this document, and the Offerors do not undertake any duty to update any such information, except to reflect a material change in the information previously disclosed as required by applicable law.

THIS NOTICE OF EXTENSION, THE OFFER AND CIRCULAR AND THE LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ ALL OF THEM IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

ALCOA IS NOT ASKING ALCAN SHAREHOLDERS FOR A PROXY AND ALCAN SHAREHOLDERS ARE REQUESTED NOT TO SEND A PROXY. ANY SOLICITATION OF PROXIES WILL BE MADE ONLY PURSUANT TO SEPARATE PROXY SOLICITATION MATERIALS COMPLYING WITH APPLICABLE CANADIAN LAW.

NONE OF THE SEC, ANY STATE SECURITIES COMMISSION, ANY CANADIAN SECURITIES REGULATORY AUTHORITY OR ANY OTHER REGULATORY AUTHORITY HAS APPROVED OR DISAPPROVED OF THE SECURITIES OFFERED PURSUANT TO THE OFFER OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NOTICE TO SHAREHOLDERS IN CANADA

Alcoa presents its financial statements in U.S. dollars and its financial statements are prepared in accordance with U.S. generally accepted accounting principles (referred to herein as “U.S. GAAP”). As financial information in the Offer and Circular has been prepared in accordance with U.S. GAAP, it may not be comparable to financial data prepared by other Canadian companies.

The Offer is made for the securities of a Canadian issuer and by an issuer that is permitted, under a multijurisdictional disclosure system adopted by the U.S. and Canada, to prepare the Offer and Circular, which forms the prospectus of Alcoa’s registration statement on Form S-4 relating to the Offer, in accordance with the disclosure requirements of the U.S. Shareholders should be aware that the requirements with respect to the content of such prospectus are different from those of Canada.

Securities legislation in the Province of Québec, Canada, requires that French language versions be prepared of any documents incorporated by reference in the Circular. The Autorité des marchés financiers in Québec has granted the Offerors a permanent exemption from the obligation to prepare a French language version of any information contained in a Form 10-K, 10-Q or 8-K prepared in accordance with U.S. securities legislation that is not otherwise required by Québec securities legislation and is incorporated in the Circular.

Shareholders in Canada should be aware that the disposition of Alcan Common Shares and the acquisition of Alcoa Common Shares by them as described in the Offer may have tax consequences both in Canada and the U.S. Such consequences may not be fully described in the Offer and such shareholders are encouraged to consult their tax advisors. See “Circular — Material Canadian Federal Income Tax Considerations” and “Circular — Material U.S. Federal Income Tax Considerations” in the Offer and Circular.

NOTICE TO SHAREHOLDERS IN THE U.S.

Shareholders in the U.S. should be aware that the disposition of Alcan Common Shares and the acquisition of Alcoa Common Shares by them as described in the Offer may have tax consequences both in the U.S. and in Canada. Such consequences may not be fully described in the Offer and such shareholders are encouraged to consult their tax advisors. See “Circular — Material U.S. Federal Income Tax Considerations” and “Circular — Material Canadian Federal Income Tax Considerations” in the Offer and Circular.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that Alcoa Holdco Canada is organized under the laws of the Province of Nova Scotia, Canada, that some of the Offerors’ officers and directors may reside outside the U.S., that certain Dealer Managers and some of the experts named herein may reside outside the U.S., and that all or a substantial portion of the assets of the Offerors and such persons may be located outside the U.S.

NOTICE TO SHAREHOLDERS IN THE EUROPEAN UNION

While the Offer is being made to all holders of Alcan Common Shares, the Offer does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities of Alcan or an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities of Alcoa in any jurisdiction in the European Union (the “EU”). Alcoa Common Shares may not be offered or sold in any member state of the EU except pursuant to (i) a prospectus (an “EU Prospectus”) approved by the securities regulator of competent jurisdiction in the state where the offer or sale is being made, (ii) an EU Prospectus approved by a securities regulator of competent jurisdiction of another EU member state and passported into the EU member state where the offer or sale is being made, or (iii) an exemption under the applicable securities laws under the laws of the EU member state where the offer or sale is being made. Alcoa reserves the right to make the Offer in or into one or more EU member states. Appropriate filings and prospectus publication may be undertaken by Alcoa in relation to each relevant jurisdiction. Any holder of Alcan Common Shares in an EU member state in which the Offer has not been made may collect copies of this Notice of Extension, the Offer and Circular and related documents at the offices of the Depositary set forth on the back cover of this Notice of Extension.

NOTICE TO HOLDERS OF OPTIONS

The Offer is made only for Alcan Common Shares and is not made for any stock options or other rights to acquire Alcan Common Shares (other than the Alcan Rights). Any holder of stock options or other rights to acquire Alcan Common Shares (other than Alcan Rights) who wishes to accept the Offer should, to the extent permitted by the terms of the security and applicable law, exercise the options or otherwise exercise such rights in order to obtain Alcan Common Shares and deposit those Alcan Common Shares pursuant to the Offer. Any such exercise must be completed sufficiently in advance of the expiration time to assure compliance with the procedures set forth in the section of the Offer entitled “Offer — Manner of Acceptance.” If a holder of stock options to acquire Alcan Common Shares does not exercise such options before the expiration time, such options will remain outstanding in accordance with their terms and conditions, including with respect to term of expiration, vesting (including any terms relating to acceleration of vesting) and exercise prices, except that, pursuant to the subsequent acquisition transaction, in order to treat holders of stock options equitably, each option to acquire Alcan Common Shares is expected to be converted, directly or indirectly, into the right to receive the amount of cash (net of the exercise of option) and the number of Alcoa Common Shares which the holder of such option would have been entitled to receive upon the completion of the subsequent acquisition transaction if such holder had exercised such option immediately prior to the subsequent acquisition transaction.

The tax consequences to holders of stock options to purchase Alcan Common Shares of exercising their options are not described in the Offer and Circular. Holders of stock options to purchase Alcan Common Shares should consult their tax advisors for advice with respect to potential tax consequences to them in connection with the decision to exercise or not exercise their options.

EXCHANGE RATE INFORMATION

On July 6, 2007, the exchange rate for one U.S. dollar expressed in Canadian dollars based upon the Bank of Canada Noon Rate was Cdn$1.0480.

WHERE TO FIND ADDITIONAL INFORMATION

In connection with the Offer, Alcoa has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”), which contains a prospectus relating to the Offer (the “Prospectus”), and a tender offer statement on Schedule TO (the “Schedule TO”), each as amended. The Offer and Circular do not contain all of the information set forth in the Registration Statement. Reference is made to the Registration Statement and the exhibits thereto for further information. This communication is not a substitute for the Prospectus, the Registration Statement and the Schedule TO. ALCAN SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH CONTAINS OR WILL CONTAIN IMPORTANT INFORMATION ABOUT ALCOA, ALCAN AND THE OFFER. Materials filed with SEC are available electronically without charge at the SEC’s website, www.sec.gov. Materials filed with the Canadian securities regulatory authorities (“CSRA”) are available electronically without charge at www.sedar.com. Materials filed with the SEC or the CSRA may also be obtained without charge at Alcoa’s website, www.alcoa.com, or by directing a request to Alcoa’s investor relations department at (212) 836-2674. In addition, Alcan shareholders may obtain free copies of such materials filed with the SEC or the CSRA by directing a written or oral request to the Information Agent for the Offer, MacKenzie Partners, Inc., toll-free at (800) 322-2885 (English) or (888) 405-1217 (French).

NOTICE OF EXTENSION

July 9, 2007

TO: THE HOLDERS OF COMMON SHARES OF ALCAN INC.

This Notice of Extension amends and supplements the Offer and Circular as well as the Letter of Transmittal and Notice of Guaranteed Delivery.

Except as otherwise set forth in this Notice of Extension, the information, terms and conditions previously set forth in the Offer and Circular and the related Letter of Transmittal and Notice of Guaranteed Delivery remain unchanged and continue to be applicable in all respects and this Notice of Extension should be read in conjunction with the Offer and Circular, certain of the provisions of which are incorporated as described herein. Unless the context requires otherwise, capitalized terms used herein but not defined have the respective meanings set out in the Offer and Circular.

1.	Extension of the Offer

By notice to the Depositary given on July 9, 2007 and a press release issued by the Offerors, the Offerors extended the expiration time of the Original Offer from 5:00 p.m., Eastern Daylight Saving Time, on July 10, 2007 to 5:00 p.m., Eastern Daylight Saving Time, on August 10, 2007. Accordingly, all references to July 10, 2007 in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery (to the extent they refer to the expiration time of the Offer) are amended to refer to August 10, 2007.

2.	Time for Acceptance

The Offer is now open for acceptance until 5:00 p.m., Eastern Daylight Saving Time, on August 10, 2007, unless further extended or withdrawn by the Offerors.

3.	Manner of Acceptance

Alcan Common Shares may be deposited under the Offer in accordance with the provisions of the section of the Offer entitled “Offer—Manner of Acceptance”.

4.	Take Up of, and Payment for, Deposited Alcan Common Shares

Upon the terms and subject to the satisfaction or waiver of the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), the Offerors will take up and pay for Alcan Common Shares properly deposited under the Offer and not withdrawn in accordance with the provisions of the section of the Offer entitled “Offer—Take Up of, and Payment for, Deposited Alcan Common Shares”.

5.	Withdrawal of Deposited Alcan Common Shares

Alcan shareholders have the right to withdraw Alcan Common Shares deposited under the Offer in the circumstances and in the manner set out in the section of the Offer entitled “Offer—Right to Withdraw”.

6.	Variations to the Original Offer

The Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery shall be read together with this Notice of Extension in order to reflect the amendments to the Original Offer contemplated by, and the information contained in, this Notice of Extension.

7.	Statutory Rights

Securities legislation in the provinces and territories of Canada provides security holders of Alcan with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to such security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

8.	Directors’ Approval

The contents of this Notice of Extension have been approved, and the sending thereof to the Alcan shareholders has been authorized, by the board of directors of each of Alcoa and Alcoa Holdco Canada.

APPROVAL AND CERTIFICATE OF ALCOA INC.

The contents of this Notice of Extension have been approved by, and the sending thereof to the Alcan shareholders has been authorized by, the board of directors of Alcoa. The foregoing, together with the Offer and Circular, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing, together with the Offer and Circular, does not contain any misrepresentation likely to affect the value or the market price of the securities which are the subject of the Offer or the securities to be distributed hereunder.

Dated: July 9, 2007

/s/ ALAIN J.P. BELDA		/s/ CHARLES D. McLANE, JR.

Chairman and Chief Executive Officer		Vice President and Chief Financial Officer

On behalf of the board of directors

/s/ FRANKLIN A. THOMAS		/s/ HENRY B. SCHACHT

Director		Director

APPROVAL AND CERTIFICATE OF ALCOA HOLDCO CANADA ULC

The contents of this Notice of Extension have been approved by, and the sending thereof to the Alcan shareholders has been authorized by, the board of directors of Alcoa Holdco Canada. The foregoing, together with the Offer and Circular, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing, together with the Offer and Circular, does not contain any misrepresentation likely to affect the value or the market price of the securities which are the subject of the Offer or the securities to be distributed hereunder.

Dated: July 9, 2007

/s/ ALAIN J.P. BELDA		/s/ CHARLES D. McLANE, JR.

President and Chief Executive Officer		Chief Financial Officer

On behalf of the board of directors

/s/ BARBARA S. JEREMIAH		/s/ LAWRENCE R. PURTELL

Director		Director

The Depositary for the Offer is:

Computershare Investor Services Inc.

In Canada:

By Mail:	By Registered Mail, Hand or by Courier:

P.O. Box 7024 31 Adelaide St E Toronto, Ontario M5C 2T7 Attention: Corporate Actions	100 University Avenue 9th Floor Toronto, Ontario M5J 2Y1 Attention: Corporate Actions

Toll Free (North America): (888) 344-2821

Overseas: (514) 982-7555

Email: corporateactions@computershare.com

Montreal		Vancouver	Calgary
By Hand:	Registered Mail or by Courier:	By Registered Mail, Hand or by Courier:	By Registered Mail, Hand or by Courier:

650 de Maisonneuve Blvd West Suite 700 Montreal, Québec H3A 3S8	1500 University Street Suite 700 Montreal, Québec H3A 3S8	510 Burrard Street 2nd Floor Vancouver, British Columbia V6C 3B9	Western Gas Tower Suite 600, 530 8th Avenue S.W. Calgary, Alberta T2P 3S8

In the U.S.:

By Mail:	By Hand or by Courier:

c/o Computershare Trust Company, N.A. Attention: Corporate Actions P.O. Box 43014 Providence, Rhode Island 02940-3014	c/o Computershare Trust Company, N.A. Attention: Corporate Actions 250 Royall Street Canton, Massachusetts 02021

The Dealer Managers for the Offer are:

In Canada:	In the U.S.:

BMO Nesbitt Burns Inc. 100 King Street West Toronto, Ontario M5X 1H3 Toll Free: (866) 638-5886	Citigroup Global Markets Inc. 388 Greenwich Street New York, New York 10013 Toll Free: (800) 956-2133	Goldman, Sachs & Co. 85 Broad Street New York, New York 10004 Toll Free: (800) 323-5678 Call Collect: (212) 902-1000

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

Collect: (212) 929-5500

Toll Free: (800) 322-2885 (English)

                (888) 405-1217 (French)

Email: alcan@mackenziepartners.com

Any questions and requests for assistance may be directed by Alcan Shareholders to the Dealer Managers, the Depositary or the Information Agent at their respective telephone numbers and locations set forth above.